UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)1

MKS INSTRUMENTS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

55306N104
(CUSIP Number)

Timothy G. Westman Vice President and Assistant Secretary Emerson Electric Co. 8000 W. Florissant Avenue St. Louis, MO 63136 (314) 553-3822
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

   1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306N104	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emerson Electric Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,868,302
	8	SHARED VOTING POWER 882,841
	9	SOLE DISPOSITIVE POWER 1,868,302
	10	SHARED DISPOSITIVE POWER 882,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,751,143 - See Items 4 and 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% - See Items 4 and 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace or add to the existing items in the original Schedule 13D (as amended). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended), unless otherwise noted.

    Item 1. Security and Issuer.

    Item 2. Identity and Background.

    Item 3. Source and Amount of Funds or Other Consideration.

    Item 4. Purpose of Transaction.

     The following additional paragraph is added before the last paragraph of Item 4 of this Schedule 13D, as amended through Amendment No. 14:

     Emerson sold shares of Common Stock in the amounts and on the dates listed in Schedule B hereto. In each case such shares were held indirectly by Emerson through a wholly-owned subsidiary as indicated in Schedule B.

    Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, Emerson may be deemed to beneficially own 2,751,143 shares of Common Stock, or approximately 4.9% of the outstanding shares of Common Stock.

     Emerson disclaims the existence of a group (pursuant to the Shareholder Agreement or otherwise).

     Except as set forth in this Item 5(a), the Reporting Person does not own beneficially any Shares.

     (b) By virtue of the relationship set forth under Item 2 of this Statement, Emerson may be deemed to have the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,868,302 shares of Common Stock and the shared power to direct the disposition of and vote of the 882,841 shares of Common Stock.

     (c) The Reporting Person and/or the persons set forth in Schedule A hereto have effected transactions in the shares of Common Stock during the past 60 days as set forth in Schedule B hereto.

     (d) Emerson and its wholly-owned subsidiary, MLS Industries Inc. (“MLS”), shall be entitled to receive dividends declared on their shares of Common Stock and proceeds from the sale of the shares of Common Stock.

     (e) On January 11, 2007, Emerson ceased to be the beneficial owner of more than five percent of the Common Stock.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

SCHEDULE 13D

Exhibit 2:	Agreement and Plan of Merger with respect to the Acquisition of the ENI Business dated as of October 30, 2001 between Emerson Electric Co. and MKS Instruments, Inc.[2]

Exhibit 3:	Shareholder Agreement dated as of January 31, 2002 among MKS Instruments, Inc. and Emerson Electric Co.[3]

2 Filed as an exhibit to the Schedule 13D dated January 31, 2002.
3 Filed as an exhibit to the Schedule 13D dated January 31, 2002.

SCHEDULE 13D
SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2007

EMERSON ELECTRIC CO.

By:	/s/ Timothy G. Westman

	Name:	Timothy G. Westman
	Title:	Vice President and Assistant Secretary

SCHEDULE 13D

SCHEDULE A

Executive Officers and Directors
of
Emerson Electric Co. (“Emerson”)

     The names of the Directors and the names and titles of the Executive Officers of Emerson Electric Co. are set forth below. If no business address is given, the director’s or officer’s business address is 8000 W. Florissant Avenue, St. Louis, MO 63136. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Present Principal Occupation
Name and Business Address	Including Name of Employer

A.A. Busch III	Chairman of the Board of Anheuser-Busch
Anheuser-Busch Companies, Inc.	Companies, Inc.
One Busch Place
St. Louis, MO 63118

D.N. Farr	Chairman of the Board, Chief Executive Officer and
President of Emerson

D.C. Farrell	Retired

C. Fernandez G.	Chairman and Chief Executive Officer of Grupo
Grupo Modelo, S.A. de C.V.	Modelo, S.A. de C.V.
Campos Eliseos No. 400, Piso 18
Lomas de Chapultepec
11000 Mexico, D.F.
Citizenship: Mexico

W.J. Galvin	Senior Executive Vice President and Chief
Financial Officer of Emerson

A.F. Golden	Partner of Davis Polk & Wardwell
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

R.B. Horton	Executive Chairman of the Sporting Exchange, Ltd.
Stoke Abbas
South Stoke
Oxfordshire RG8 OJT
Citizenship: United Kingdom

G.A. Lodge	Retired

V.R. Loucks, Jr.	Retired
1101 Skokie Blvd.
Suite 240
North Brook, IL 60062

J.B. Menzer	Vice Chairman of Wal-Mart Stores, Inc.

SCHEDULE 13D

Present Principal Occupation
Name and Business Address	Including Name of Employer

Wal-Mart International
702 S.W. 8th Street
Mail Station 0130
Bentonville, AK 72716

C.A. Peters	Senior Executive Vice President of Emerson

J.W. Prueher	Retired

R.L. Ridgway	Retired

Randall L. Stephenson	Chief Operating Officer of AT&T Inc.
AT&T Inc.
175 E. Houston Street, Suite 1307
San Antonio, TX 78205

Executive Officers (who are not also Directors)

W.W. Withers	Executive Vice President, Secretary and General
Counsel of Emerson

E.L. Monser	Chief Operating Officer of Emerson

R.J. Schlueter	Vice President and Chief Accounting Officer of
Emerson

SCHEDULE 13D

SCHEDULE B

Date	Reporting Person	Shares of Common Stock	Price/Share	Transaction

12/19/06	Emerson Electric Co. (1)	125,000	$22.4349(2)	open market sale
12/20/06	Emerson Electric Co. (1)	90,000	$22.5483(3)	open market sale
12/21/06	Emerson Electric Co. (1)	33,000	$22.3106(4)	open market sale
12/22/06	Emerson Electric Co. (1)	31,000	$22.0827(5)	open market sale
12/26/06	Emerson Electric Co. (1)	30,000	$22.4910(6)	open market sale
12/27/06	Emerson Electric Co. (1)	27,000	$22.8145(7)	open market sale
12/28/06	Emerson Electric Co. (1)	21,000	$22.9811(8)	open market sale
12/29/06	Emerson Electric Co. (1)	22,707	$22.8403(9)	open market sale
1/3/07	Emerson Electric Co. (1)	46,319	$22.6327(10)	open market sale
1/4/07	Emerson Electric Co. (1)	45,500	$22.8417(11)	open market sale
1/5/07	Emerson Electric Co. (1)	52,500	$22.8107(12)	open market sale
1/8/07	Emerson Electric Co. (1)	39,000	$22.9254(13)	open market sale
1/9/07	Emerson Electric Co. (1)	51,700	$23.1251(14)	open market sale
1/10/07	Emerson Electric Co. (1)	41,400	$23.4060(15)	open market sale
1/11/07	Emerson Electric Co. (1)	42,100	$23.5566(16)	open market sale
1/12/07	Emerson Electric Co. (1)	17,600	$23.4800(17)	open market sale
1/16/07	Emerson Electric Co. (1)	36,600	$23.3957(18)	open market sale

(1)	By MLS.

(2)	The sales were effected in multiple transactions, at varying prices, on December 19, 2006, as follows: 10,000 shares at $22.3740 per share; 19,300 shares at $22.400 per share; 12,700 shares at $22.4009; 8,000 shares at $22.4058 per share; 10,000 shares at $22.4153; 15,000 shares at $22.4440 per share; 10,000 shares at $22.4567; 10,000 shares at $22.4700; 25,000 shares at $22.4735 per share; and 5,000 shares at $22.5300 per share. The weighted average sales price for these transactions was $22.4349 per share.

(3)	The sales were effected in multiple transactions, at varying prices, on December 20, 2006, as follows: 15,000 shares at $22.3472 per share; 10,000 shares at $22.4393 per share; 10,000 shares at $22.4631; 10,000 shares at $22.6012 per share; 15,000 shares at $22.6151; 10,000 shares at $22.6485 per share; 10,000 shares at $22.6648; and 10,000 shares at $22.6745. The weighted average sales price for these transactions was $22.5483 per share.

(4)	The sales were effected in multiple transactions, at varying prices, on December 21, 2006, as follows: 10,000 shares at $22.2466 per share; 12,000 shares at $22.2751 per share; and 11,000 shares at $22.4075 per share. The weighted average sales price for these transactions was $22.3106 per share.

(5)	The sales were effected in multiple transactions, at varying prices, on December 22, 2006, as follows: 800 shares at $22.0600 per share; 2,000 shares at $22.0615 per share; 10,000 shares at $22.0754 per share; 12,000 shares at $22.0883 per share; and 6,200 shares at $22.0932 per share. The weighted average sales price for these transactions was $22.0827 per share.

(6)	The sales were effected in multiple transactions, at varying prices, on December 26, 2006, as follows: 12,000 shares at $22.3830 per share; 4,500 shares at $22.4600 per share; 3,000 shares at $22.5600 per share; 8,000 shares at $22.5900 per share and 2,500 shares at $22.6650. The weighted average sales price for these transactions was $22.4910 per share.

(7)	The sales were effected in multiple transactions, at varying prices, on December 27, 2006, as follows: 21,300 shares at $22.7900 per share; 5,000 shares at $22.9000 per share and 700 shares at $22.9500 per share. The weighted average sales price for these transactions was $22.8145 per share.

(8)	The sales were effected in multiple transactions, at varying prices, on December 28, 2006, as follows: 11,000 shares at $22.9390 per share and 10,000 shares at $23.0274. The weighted average sales price for these transactions was $22.9811 per share.

(9)	The sales were effected in multiple transactions, at varying prices, on December 29, 2006, as follows: 1,200 shares at $22.6300 per share; 3,007 shares at $22.68 per share; and 18,500 shares at $22.8800 per share. The weighted average sales price for these transactions was $22.8403 per share.

(10)	The sales were effected in multiple transactions, at varying prices, on January 3, 2007, as follows: 15,000 shares at $22.4800 per share; 1,300 shares at $22.5100 per share; 10,500 shares at $22.5150 per share; 8,219 shares at $22.7000 per share; and 11,300 shares at $22.9100 per share. The weighted average sales price for these transactions was $22.6327 per share.

SCHEDULE 13D

(11)	The sales were effected in multiple transactions, at varying prices, on January 4, 2007, as follows: 15,200 shares at $22.6550 per share; 19,000 shares at $22.8300 per share; 2,100 shares at $23.0800 per share; and 9,200 shares at $23.1200 per share. The weighted average sales price for these transactions was $22.8417 per share.

(12)	The sales were effected in multiple transactions, at varying prices, on January 5, 2007, as follows: 27,500 shares at $22.7250 per share and 25,000 shares at $22.9050 per share. The weighted average sales price for these transactions was $22.8107 per share.

(13)	The sales were effected in multiple transactions, at varying prices, on January 8, 2007, as follows: 8,400 shares at $22.8000 per share; 11,600 shares at $22.9071 per share; 4,000 shares at $22.9900 per share; and 15,000 shares at $22.9925 per share. The weighted average sales price for these transactions was $22.9254 per share.

(14)	The sales were effected in multiple transactions, at varying prices, on January 9, 2007, as follows: 10,000 shares at $22.9830 per share; 10,000 shares at $23.0500 per share; 10,000 shares at $23.1353 per share; 10,000 shares at $22.1610 per share; 10,000 shares at $23.2700 per share; and 1,700 shares at $23.2800 per share. The weighted average sales price for these transactions was $23.1251 per share.

(15)	The sales were effected in multiple transactions, at varying prices, on January 10, 2007, as follows: 10,000 shares at $23.3253 per share; 10,000 shares at $23.3700 per share; 10,000 shares at $23.3971 per share; and 11,400 shares at $23.5160 per share. The weighted average sales price for these transactions was $23.4060 per share.

(16)	The sales were effected in multiple transactions, at varying prices, on January 11, 2007, as follows: 9,000 shares at $23.4900 per share; 10,000 shares at $23.5220 per share; 3,100 shares at $23.5400 per share; 10,000 shares at $23.6002 per share; and 10,000 shares at $23.6128 per share. The weighted average sales price for these transactions was $23.5566 per share.

(17)	The sales were effected in a single transaction on January 12, 2007, of 17,600 shares at $23.4800 per share.

(18)	The sales were effected in multiple transactions, at varying prices, on January 16, 2007, as follows: 6,600 shares at $23.3300 per share; 10,000 shares at $23.3800 per share; 10,000 shares at $23.4086 per share; and 10,000 shares at $23.4420 per share. The weighted average sales price for these transactions was $23.3957 per share.